MEGALITH FINANCIAL ACQUISITION CORP.

60 E. 42ND ST

SUITE 3110

NEW YORK, NY 10017

July 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Att: H. Roger Schwall, Assistant Director

Office of Natural Resources

Re:	Megalith Financial Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted December 22, 2017

CIK No. 0001725872

Dear Mr. Schwall:

Megalith Financial Acquisition Corp. the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 18, 2018 regarding Draft Registration Statement on Form S-1 previously filed on December 22, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined 1.in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully inform the Staff that, no such written communications will be used in the course of this offering.

2.	Please fill in all blanks in the materials. For example, we note your reference to internal rates of return generated by Mr. Sidhu during his tenure at Sovereign. If you elect to retain these disclosures and those relating to the market share and growth rate of Bankmobile, please provide us with supplemental support for such assertions.

In response to the Staff’s comment, we have revised the requested disclosure; we will provide the Staff the requested supplemental support under separate cover.

Prospectus Summary

Business Combination Criteria, page 3

3.	You disclose that you intend to complete an initial business combination with a financial services or fintech company that has an enterprise value of at least $400 million and up to $1.25 billion. At an appropriate place, please briefly discuss the financing methods and sources you intend to use in order to complete such transactions in light of the gap between those amounts and the estimated net proceeds from this offering. We note the related disclosures at pages F-12 and pages 104-105 regarding possible financing from your sponsors and affiliates.

In response to the Staff’s comment, we have revised the requested disclosure.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to reach me at mmidura@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Samvir S. Sidhu
Samvir S. Sidhu
Chief Executive Officer

Cc:	Stuart Neuhauser, Esq.

Barry I. Grossman, Esq.

Ellenoff Grossman & Schole LLP